UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Marc Fogassa
Chief Executive Officer
Atlas Critical Minerals Corporation
Rua Antônio de Albuquerque, 156, Suite 1720
Belo Horizonte, Minas Gerais, Brazil, 30112-010

Re: Atlas Critical Minerals Corporation
Amendment No. 1 to Registration Statement on Form F-1
Filed September 25, 2025
File No. 333-290242

Dear Marc Fogassa:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1/A1 filed September 25, 2025

Summary Financial Data, page 11

1. Please update your summary financial data on page 11 to include interim financial data as of and for the six months ended June 30, 2025. Additionally, update your capitalization table on page 33 and your dilution table on page 34 to comply with Form 20-F Item 3.B and Item 9.E.2, respectively, applicable via Form F-1 Item 4.a.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 35

2. Please update your discussion of liquidity and capital resources through June 30, 2025 to comply with Form 20-F Item 5.B.

<u>Financial Statements</u>
<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

3. Please be reminded that before your registration statement can be declared effective, the auditor's report will need to be finalized including removal of the preface note, signed and dated. Additionally, the auditor's consent will need to be filed as an exhibit.

Please contact Joseph Klinko at 202-551-3824 or Lily Dang at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John P. Kennedy, Esq.